January 25, 2008

VIA UPS OVERNIGHT

Amanda McManus Branch Chief United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Global Aircraft Solutions, Inc.
Post Effective Amendment No. 3, Filed November 13, 2007, File No. 333-117128
Request for Acceleration

Dear Ms. McManus:

Please accept this correspondence as an official and formal request by the Registrant, Global Aircraft Solutions, Inc., for the Securities and Exchange Commission (“Commission”) to exercise its discretion under Section 8(a) and Rule 461 of the Securities Act of 1933 and waive the twenty (20) day period with respect to the above referenced Post Effective Amendment which was filed on November 13, 2007 and amended on January 25, 2008 to add the signature of an additional director as you requested in your comment letter dated December 7, 2007, and accelerate the effective date of the filing to February 1, 2008.

This request for acceleration is being made by the Registrant. This is a Post Effective Amendment updating financial statements to an SB-2 Registration Statement which was declared effective on February 8, 2006 regarding registration of shares issued in a prior private placement and the Registrant verifies that there are no managing or principal underwriters and that there are no commission payments due or other payments arrangements to underwriters or other broker-dealers for which review is required by the National Association of Securities Dealers, Inc.. The Registrant further acknowledges that:

1)	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

2)	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges and understands its responsibilities of periodic disclosure and amendment of the prospectus under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Sincerely,

/s/ John B. Sawyer John B. Sawyer President

GLOBAL AIRCRAFT SOLUTIONS (OTCBB:GACF)
6901 S. Park Avenue, Tucson AZ 85706 U.S.A. PHONE (520) 294-3481 FAX (520) 741-1430